February 9, 2009

Via EDGAR and U.S. Mail

Mr. Stephen Krikorian
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Access Integrated Technologies, Inc Form 1O-Q for the quarterly period ended September 30, 2008 Filed on November 07, 2008
File No. 000-51910

Dear Mr. Krikorian:

On behalf of Access Integrated Technologies, Inc. d/b/a Cinedigm Digital Cinema Corp. (the “Company”), set forth below are the Company’s responses to your letter of comment dated December 23, 2008 to Mr. A. Dale Mayo, President and Chief Executive Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  The responses provided below relate to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 7, 2008 (the “Form 10-Q”).

Mr. Stephen Krikorian
Febrary 9, 2009
Page Two

Form 10-Q for the quarterly period ended September 30, 2008

Cover Page, page 1

1.	Please clarify why you have checked the “accelerated filer” box on the cover page of your most recent Form 10-Q.

RESPONSE:

As of the March 31, 2008 fiscal year end, the Company was an accelerated filer.  As permitted, the Company made a determination at the end of its second fiscal quarter ending September 30, 2008, that it qualified to exit accelerated filer status after its fiscal year end on March 31, 2009 unless it should again qualify as an accelerated filer in the future. However, Rule 12(b)(2) promulgated by the Commission under the Securities Exchange Act of 1934, as amended, requires that the Company continue to check the “accelerated filer” box for the ongoing fiscal year and will file as a non-accelerated filer and will no longer check the “accelerated filer” box after its fiscal year end on March 31, 2009.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill and Intangible Assets. page 10

2.
We note your response to prior comment No.2.  Please further clarify why you do not believe the significant drop in your stock price and market capitalization represents a triggering event.  Discuss the reasons why you believe your stock price and market capitalization have declined. Describe your policy for evaluating the duration and severity of the decline in your stock price.  Explain how the same factors impacting your stock price affect your discounted cash flow analysis.  Tell us why these factors are not symptoms of adverse changes in your business climate.

RESPONSE:

In light of the continued decline in our market capitalization from September 30, 2008 to December 31, 2008, caused by the depressed economic conditions, negative investor sentiment, investor concern regarding the amount of indebtedness the Company has incurred to fund the purchase of our digital cinema equipment, and possible further dilution of existing equity holders , we believe this represents a triggering event for an

Mr. Stephen Krikorian
Febrary 9, 2009
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assessment of goodwill impairment.  We have assessed the fair value of each reporting unit as of December 31, 2008 and compared the fair value of the reporting units to their respective carrying values.

The factors that have contributed to the decline in our stock price have been considered in our discounted  cash flow projections.

While the Company has not changed its fundamental business strategy, we realize the current lack of capital and financing sources and the overall depressed market conditions, have delayed execution of some of our strategic plans, such as the large scale deployment of additional digital cinema equipment, These market conditions have also diminished the market multiples of our comparable peer companies, discussed in more detail in response #3.  As a result of our goodwill impairment tests as of December 31, 2008, we have recorded goodwill impairment charges of $6.5 million, or approximately 45% of the total goodwill that existed on the Company’s consolidated balance sheet as of March 31, 2008.

The Company’s management and board of directors will continue to evaluate the drivers of future stock price declines and how and what those declines represent to our business strategy and discounted cash flow projections.

3.
Please clarify the portion of your response to prior comment No. 2 that states in preparing your discounted cash flow analysis, you calculated the fair value of each reporting unit utilizing an income approach (discounted cash flows) and a market approach with 60% and 40% weight applied to each method, respectively.  Explain how you identify peer groups for each reporting unit.  Describe how you identify reporting units and explain why only four reporting units represent 30% of your revenues.  Identify the other reporting units.  Further, it is unclear why you include market capitalization of peer groups in your analysis while you do not consider your market capitalization within your analysis of determining the fair value of your reporting units.  Explain why you believe the market capitalization can not be directly correlated or reconciled to the “aggregate” fair value of your reporting units.

RESPONSE:

The Company derives the fair value of each reporting unit by weighting an income approach (discounted cash flow) and a market approach.  The discounted cash flow approach uses annual forecasts that extend five years into the future, with a terminal value applied, while the market approach considers the revenue and EBITDA multiples of peer comparable companies, and applies those median multiples to the reporting units.

Mr. Stephen Krikorian
Febrary 9, 2009
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The median multiples are adjusted for relative factors including size, profitability and growth.  The income approach is weighted 60% to 70% and the market approach is weighted 40% to 30% to derive the fair value of the reporting unit.  The weightings are evaluated each time a goodwill impairment assessment is performed and give consideration to the relative reliability of each approach at that time.

The discounted cash flows consider assumptions related to our strategic plans, market conditions and market valuations.  The market approach considers individual peer companies who display reasonably similar operating and economic characteristics of the reporting unit and uses multiples of revenue and earnings before income taxes, depreciation and amortization expense.

The Company determines its reporting units based on the criteria in FAS 142, “Accounting for Goodwill and Other Intangible Assets” (“FAS 142”).  Three out of the four reporting units aggregate 100% of our content and entertainment reportable segment and the fourth reporting unit is a component of our Media Services reportable segment. These reporting units contain goodwill and other identifiable intangible assets as a result of previous business acquisitions. We applied the reporting unit criteria in FAS 142 to the components of the operating segments to determine if reporting units should be identified one level below the operating segments. We concluded that our goodwill reporting units identified meet the following criteria in FAS 142: 1) constitutes a business as defined under EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business Abstract”; 2) has discrete financial information available,  and 3) operating results are reviewed by segment managers.  The aggregated revenues of these four goodwill reporting units represent approximately 30% of our consolidated revenues for the period ended December 31, 2008.   The Company’s remaining operations are derived from “virtual print fees” earned from the Hollywood studios through the Company’s Christie/AIX unit (60%) and the delivery of movies and other content into theaters and other venues is through the Company’s Digital Media Services Unit (7%).

In our previous comment, we believed that since our goodwill reporting units comprised less than one-third of our consolidated revenues, we did not initially consider the market capitalization of the Company in our goodwill impairment tests; therefore, we stated that our overall market capitalization could not be correlated or reconciled to the reporting units.  As a method of allocating fair value to our reporting units not subject to FAS 142, we, calculated the Company’s business enterprise value as the  market capitalization as of December 31, 2008 plus our interest bearing debt outstanding. Because the Company’s capital structure includes significant debt financing, we believe the business enterprise

Mr. Stephen Krikorian
Febrary 9, 2009
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value more accurately captures the Company’s total value then market capitalization alone for purposes of allocating fair value. As discussed in response #2, we have taken an impairment charge under FAS 142 based on our discounted cash flows and market multiples.   We compared the implied fair value of our remaining reporting units not subject to FAS 142 to market multiples of peer companies, selected in the  same way as we did market multiples for our goodwill reporting units, and determined that the overall business enterprise value of the Company is reasonable

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

4.
Tell us your consideration of providing disclosures in your critical accounting policies to fully describe the estimates and assumptions included in your assessment and evaluation of goodwill impairment.  In this respect, you should consider providing disclosures that serve as supplement to your accounting policy for goodwill impairment testing.  We have identified several areas that we believe would enhance your disclosures, including how you determine the weighting applied when using multiple fair value approaches (i.e. the income approach and the market approach), any estimates of control premiums that are factor into your analysis, the annual goodwill impairment assessment date and any discount rates applied when you perform a discounted cash flows analysis, as well as how the reporting units are identified, how goodwill is allocated to the reporting units and how the estimated fair value of each reporting units is determined.  We refer you to Item 303(a)(3)(ii) of Regulation S-K and Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350.  Please provide us with any proposed disclosures you plan on making with respect to your critical accounting policy for goodwill impairment testing.

RESPONSE:

The Company has made the following disclosure in its Form 10-Q for the period ended December 31, 2008:

The carrying value of goodwill and other intangible assets with indefinite lives are reviewed for possible impairment in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”).   SFAS No. 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition.  The Company tests its goodwill for impairment annually and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. The Company reviews possible impairment of finite lived intangible assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The

Mr. Stephen Krikorian
Febrary 9, 2009
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Company records goodwill and intangible assets resulting from past business combinations.

The Company’s process of evaluating goodwill for impairment involves the determination of fair value of its four goodwill reporting units: AccessIT SW, The Pavilion Theatre, USM and The Bigger Picture.  Identification of reporting units is based on the criteria contained in SFAS No. 142.  The Company normally conducts its annual goodwill impairment analysis during the fourth quarter of each fiscal year, measured as of March 31, unless triggering events occur which require goodwill to be tested as of an interim date.  As discussed further below, the Company concluded that one or more triggering events had occurred during the three months ended December 31, 2008 and conducted impairment tests as of December 31, 2008.

Inherent in the fair value determination for each reporting unit are certain judgments and estimates relating to future cash flows, including management’s interpretation of current economic indicators and market conditions, and assumptions about the Company’s strategic plans with regard to its operations. To the extent additional information arises, market conditions change or the Company’s strategies change, it is possible that the conclusion regarding whether the remaining goodwill is impaired could change and result in future goodwill impairment charges that will have in a material effect on the Company’s consolidated financial position or results of operations.

The discounted cash flow methodology establishes fair value by estimating the present value of the projected future cash flows to be generated from the reporting unit. The discount rate applied to the projected future cash flows to arrive at the present value is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows.  The discounted cash flow methodology uses our projections of financial performance for a five-year period.  The most significant assumptions used in the discounted cash flow methodology are the discount rate, the terminal value and expected future revenues and gross margins, which vary among reporting units. The discount rates utilized as of the December 31, 2008 testing date range from 16.0% - 27.5% based on the estimated market participant weighted average cost of capital (“WACC”) for each unit.  The market participant based WACC for each unit gives consideration to factors including, but not limited to, capital structure, historic and projected financial performance, and size.

The market multiple methodology establishes fair value by comparing the reporting unit to other companies that are similar, from an operational or industry standpoint and considers the risk characteristics in order to determine the risk profile relative to the

Mr. Stephen Krikorian
Febrary 9, 2009
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comparable companies as a group.  The most significant assumptions are the market multiplies and the control premium. The Company has elected not to apply a control premium to the fair value conclusions for the purposes of impairment testing.

The Company then assigns a weighting to the discounted cash flows and market multiple methodologies to derive the fair value of the reporting unit.  The income approach is weighted 60% to 70% and the market approach 40% to 30% to derive the fair value of the reporting unit.  The weightings are evaluated each time a goodwill impairment assessment is performed and give consideration to the relative reliability of each approach at that time.

Based on the results of our impairment evaluation, the Company recorded an impairment charge of $6,525 in the quarter ended December 31, 2008 related to our content and entertainment reporting segment.

The changes in the carrying amount of goodwill for the nine months ended December 31, 2008 are as follows:

($ in thousands)
Balance as of March 31, 2008	$14,549
Goodwill impairment	(6,525)
Balance as of December 31, 2008	$8,024

5.
Tell us your consideration of providing early warning disclosures for goodwill or disclosures for any uncertainties that you reasonably expect will have an impact on future income from continuing operations.  Refer to SOP 94-6.

RESPONSE:

The following earning warning disclosures have been included in the financial footnotes and management discussion and analysis in our Form 10-Q for the period ended December 31, 2008:

The process of evaluating goodwill for impairment involves the determination of the fair value of our reporting units.  Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including our interpretation of current economic indicators and market conditions, and assumptions about our strategic plans with regard to our operations. To the extent additional information arises, market conditions change or our strategies change, it is possible that our conclusion regarding whether our remaining goodwill is impaired could change and result in future goodwill

Mr. Stephen Krikorian
Febrary 9, 2009
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impairment charges that will have material effect on our consolidated financial position or results of operations.

* * * * * * *

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

                Sincerely,

  /s/ Carol W. Sherman
                Carol W. Sherman

cc:           A. Dale Mayo
Gary S. Loffredo